CERTIFICATE OF COMPLIANCE

TO:

The Securities Commission or other Securities Regulatory Authority in each of the Provinces of Canada

RE:

Undertaking of PrimeWest Energy Trust dated April 14, 2004

Reference is made to the undertaking by PrimeWest Energy Inc. (“PrimeWest”), in its capacity as the duly authorized attorney of PrimeWest Energy Trust (the “Trust”), dated April 14, 2004 (the “Undertaking”) made to the addressees of this Certificate of Compliance, a copy of which Undertaking is attached hereto.

PrimeWest, in its capacity as the duly authorized attorney of the Trust, hereby certifies that the Trust has complied with the Undertaking.

DATED March 20, 2007.

PRIMEWEST ENERGY TRUST, by its duly authorized attorney, PRIMEWEST ENERGY INC.
By:	/s/ Dennis G. Feuchuk
Dennis G. Feuchuk, Vice-President, Finance and Chief Financial Officer

UNDERTAKING

TO:

The Securities Commission or other Securities Regulatory Authority in each of the Provinces of Canada

RE:

Offering of Trust Units by way of Short Form Prospectus dated April 14, 2004

PrimeWest Energy Inc. (“PrimeWest”), in its capacity as the duly authorized attorney of PrimeWest Energy Trust (the “Trust”), hereby undertakes for and on behalf of the Trust that while the Trust is a reporting issuer or the equivalent in any jurisdiction in Canada:

(i)

in complying with its reporting issuer obligations, the Trust will treat PrimeWest as a subsidiary of the Trust; however, if generally accepted accounting principles prohibit the consolidation of financial information of PrimeWest and the Trust, for as long as PrimeWest (and any of its significant business interests) represents a significant asset of the Trust, the Trust will provide its unitholders with separate financial statements for PrimeWest (and any of its significant business interests);

(ii)

the Trust will obtain a commitment from PrimeWest to comply with Ontario Securities Commission Rule 61-501 and Quebec Policy Statement Q-27, as applicable, as if PrimeWest were a reporting issuer and the Trust’s unitholders held directly those securities of PrimeWest which are held directly or indirectly by the Trust;

(iii)

the Trust will take the appropriate measures to require each person who would be an insider of PrimeWest, if PrimeWest were a reporting issuer subject to insider reporting requirements, to file insider reports about trades in units of the Trust (including securities which are exchangeable into units of the Trust); and

(iv)

the Trust will annually certify that it has complied with this undertaking, and file the certificate on SEDAR concurrently with the filing of its annual financial statements.

DATED April 14, 2004.

PRIMEWEST ENERGY TRUST, by its duly authorized attorney, PRIMEWEST ENERGY INC.
By:	“Dennis G. Feuchuk”
Dennis G. Feuchuk, Vice-President, Finance and Chief Financial Officer